UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

7th Floor, West Lobby, Building 7B

Shenzhen Bay Science and Technology Ecological Park

Nanshan District, Shenzhen, Guangdong Province, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 25, 2026, Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into the Second Amendment Agreement (the “Second Amendment Agreement”) to Promissory Note Purchase Agreement (the “Original Agreement”) with Mr. Xuejun Ji, a major shareholder of the Company, Mr. Peng Wang, a director of the Board of the Company (the “Board”) and Mr. Bin Fu, Chairman of the Board and Chief Executive Officer of the Company (collectively, the “Purchasers”). The Second Amendment Agreement is to amend the Original Agreement dated September 24, 2024, amended on December 19, 2025, to further extend the maturity date of certain promissory notes issued to the Purchasers (the “Notes”) for six more months from March 31, 2026 to September 30, 2026 (the “Amended Maturity Date”). Pursuant to the Second Amendment Agreement, the entire outstanding principal amount of the Notes, together with any accrued and unpaid interest thereon, if any, shall be due and payable in full on the Amended Maturity Date. Pursuant to the Second Amendment Agreement, the Company also amended and restated the Notes to extend the maturity date of such Notes from March 31, 2026 to September 30, 2026 (the “Second Amended and Restated Notes”). The foregoing description of the Second Amendment Agreement and the Second Amended and Restated Notes does not purport to be complete and is qualified in its entirety by reference to the complete text of the Second Amendment Agreement and Form of the Second Amended and Restated Notes, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Exhibits Index

Exhibit No.	Description
10.1	The Second Amendment Agreement to Promissory Note Purchase Agreement by and Between the Company and Purchasers dated June 25, 2026.
10.2	Form of the Second Amended and Restated Promissory Notes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: July 1, 2026